Mail Stop 0407

September 15, 2005

James A. Luksch
Chief Executive Officer
Blonder Tongue Laboratories, Inc.
One Jake Brown Road
Old Bridge, NJ 08857

 Re: Blonder Tongue Laboratories, Inc.
      Form 10-K for Fiscal Year Ended December 31, 2004
   Filed April 15, 2005

   Form 10-Q for Fiscal Quarter Ended March 31, 2005
     File No. 1-14120

Dear Mr. Luksch:

     We have completed our review of your Form 10-K and related
filings and do not, at this time, have any further comments.

        Sincerely,

        Larry Spirgel
        Assistant Director

??

??

??

??

Mr. James A. Luksch
Blonder Tongue Laboratories, Inc.